VLOV, INC.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People’s Republic of China
Tel: (86592) 2345999

March 28, 2011

Via EDGAR

Mr. John Reynolds
Mr. Damon Colbert
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	VLOV, Inc.
Registration Statement on Form S-1 – Filed on December 17, 2010 and amended on May 25, 2010, August 27, 2010, October 27, 2010, December 29, 2010, January 28, 2011 and March 18, 2011 – Registration Statement No. 333-163803

Dear Mr. Reynolds and Mr. Colbert:

VLOV, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 2:00pm, Eastern Standard Time, on March 30, 2011 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VLOV, Inc.

By:	/s/ Bennet P. Tchaikovsky
Bennet P. Tchaikovsky, Chief Financial Officer